July 26, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Milwood Hobbs, Robert Babula and Charles Lee

Re:	Consolidated Edison, Inc.

Form 10-K for the year ended December 31, 2010

Filed February 22, 2011

File No. 1-14514

Ladies and Gentlemen:

On July 13, 2011, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced Consolidated Edison, Inc. (Con Edison) filing. Our responses to the comments are provided below following the Division’s comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 72

Notes to Consolidated Financial Statements, page 95

Note B – Regulatory Matters, page 100

Other Regulatory Matters, page 112

1.	Comment: We note your response to comment one of our letter dated June 8, 2011. Tell us specifically 1) the dollar amounts determined by the consultant based on the examination of the “limited number of the contractor’s projects” and 2) the nature of each specific matter identified by the consultant. In this regard, we are uncertain why you would not accrue this minimum amount exclusive of applying the contractor’s methodology to the data in CECONY’s purchasing systems. In other words, if a specific instance(s) of illegal or improperly charged work was identified by the consultant then tell us why these amounts would not have been accrued. Lastly, tell us to date the consultant’s findings on this matter. We may have further comment.

Response: The referenced consultant, which the NYSPSC retained to assist it in its prudence proceeding, did not identify a specific instance(s) of illegal or improperly charged work.

The provisional assessment of the NYSPSC’s consultant, which assessment Consolidated Edison Company of New York, Inc. (CECONY, and together with Con Edison, the Companies) is continuing to dispute, was not an estimate of a potential refund that CECONY would be required to make in the event of an imprudence determination. The provisional assessment was an assessment by the NYSPSC’s consultant of the magnitude of transactions where CECONY potentially may have been illegally or improperly charged for work performed for it by one of its contractors. Based on an examination of a limited number of the contractor’s projects, the NYSPSC’s consultant developed a methodology which was applied to data in CECONY’s purchasing systems for other such projects to identify populations of transactions believed by the NYSPSC’s consultant to be “at risk.” The NYSPSC’s consultant has indicated that the methodology it used only provides an indication of potential problems. The NYSPSC’s consultant is expected to continue to review CECONY’s expenditures.

The NYSPSC’s consultant categorized its $21 million provisional assessment as follows:

Category	Amount (In Thousands)
KPMG Calculated Loss	$1,982
Bounded T&E	10,986
Unreconciled Net Debits	7,826
Trenching Manual Duplication at Cut Level	198
Weekend Work Code	1,123
Overlap	(853)

Total	$21,262

A description of the categories follows:

KPMG Calculated Loss – The accounting firm KPMG was retained to assist CECONY in its investigation. Included in the provisional assessment of the NYSPSC’s consultant was approximately $2 million of overcharges identified by KPMG through its review of the field source data and contract documents for approximately $9.6 million of billings by the contractor that participated in the fraudulent transactions for which certain former CECONY employees were arrested. CECONY did not accrue a regulatory liability for revenues relating to these overcharges because the company does not believe that it is probable that the overcharges will be determined to be a result of the company’s imprudence.

Bounded T&E – In general, time and equipment (T&E) becomes the basis for billing charges in circumstances where (1) the scope of work is indefinable; (2) completing the work requires additional work that was not previously identified and the work must be completed before a fixed price for the additional work can be negotiated; (3) the common method of performing the original scope of work is not feasible given unexpected physical constraints and the contractor’s price to perform the work using a different method seems overly expensive; or (4) a time constraint beyond the control of the contractor interrupts the planned work and requires a crew to standby awaiting to complete its work and thereby incur the cost of unproductive time. The NYSPSC’s consultant believes high levels of T&E charges on a particular project may indicate potentially suspect payments worthy of further investigation. The NYSPSC’s consultant considered projects in which the percentage of T&E charges ranged between 20% and 70% of the total amount paid to be “at risk”.

Unreconciled Net Debits – Involves lump sum payments entered into CECONY’s purchasing system in lieu of any descriptive item of work, or as a partial payment. The NYSPSC’s consultant believes that unreconciled debit amounts (i.e., those not offset by a subsequent credit identifying the work) may represent potentially unwarranted payments.

Trenching Manual Duplication at the Cut Level – The NYSPSC’s consultant developed certain database queries that were applied to purchasing system data to identify what the NYSPSC’s consultant believes to be reasonably strong indications of “at risk” payments (such as where mutually-exclusive items were billed for a project or a where “all inclusive” charges for a project were accompanied by component charges).

Weekend Work Code – The NYSPSC’s consultant believes charges to weekend work item codes where the date of work recorded in the purchasing systems was not a weekend to be “at risk”.

Overlap – The NYSPSC’s consultant adjusted its provisional assessment for identified double counting between the above items.

The findings of the NYSPSC’s consultant on this matter to date included its provisional assessment and its observations that the fraudulent transactions carried out against the company by the contractor and the arrested employees were facilitated by certain deficiencies during the period examined in CECONY’s Construction department’s mitigation of construction fraud risk. The Companies have considered the NYSPSC consultant’s findings in their evaluation of internal controls. The Companies, based upon their evaluation of internal controls for 2010 and previous years, believe that the controls were effective to provide reasonable assurance that their financial statements have been fairly presented, in all material respects, in conformity with generally accepted accounting principles.

There have been developments with respect to this matter that the Companies will address in their Form 10-Q for the quarterly period ended June 30, 2011. In June 2011, CECONY paid the contractor $14 million pursuant to a settlement between the company and the contractor concerning $23.5 million that the company had previously withheld from the contractor for work performed prior to the contractor’s termination. The $23.5 million withheld was accrued as an accounts payable liability at December 31, 2010. Also, in May 2011, CECONY received a $1 million payment under its insurance coverage.

Regardless of whether CECONY’s conduct is determined to be imprudent, the Companies believe that it is probable that CECONY will not be authorized by the NYSPSC to retain the benefit of the settlement with the contractor or the insurance payment. Accordingly, at June 30, 2011, CECONY established a $10.5 million regulatory liability to defer for future disposition by the NYSPSC an amount equal to the sum of: (i) the $9.5 million benefit of the settlement ($23.5 million accounts payable settled with a $14 million payment), and (ii) the $1 million insurance payment. The Companies intend to update their previous disclosure of the NYSPSC proceeding with the following:

“At June 30, 2011, the company had a $10.5 million regulatory liability relating to this matter. The company is unable to estimate the amount, if any, by which any refund required by the NYSPSC may exceed this regulatory liability.”

Note E – Pension Benefits, page 116

2.	Comment: We note your response to comment three of our letter dated June 8, 2011. We note you are capitalizing OPEB costs associated with capital projects. If a regulator approves a total deferral and recovery period of more than 20 years, a regulatory asset should not be recognized for any costs not recovered by the end of the approximate 20-year period. In this regard, tell us if you are recovering the full amount of capitalized OPEB costs within 20 years. Refer to ASC 980-715-25-5 b.3.

Response:

There are two circumstances in which portions of the Companies’ pension and OPEB costs are included as assets on their consolidated balance sheets: (i) when pension and OPEB costs are allocated to and capitalized as part of the cost of utility plant and (ii) when other pension and OPEB costs in excess of the amount of pension and OPEB costs reflected in utility rates are deferred as a regulatory asset.

The amount of pension and OPEB costs that are capitalized as utility plant is determined for each of the Con Edison’s utility subsidiaries for each period by multiplying the utility’s pension and OPEB costs by the ratio of the utility’s construction labor costs to total labor costs. Pension and OPEB costs that are capitalized as part of utility plant are accounted for in accordance with ASC 360-10-30, Property, Plant and Equipment and the New York State Uniform System of Accounts, and as such lose their characterization as pension and benefit costs. The cost of utility plant is fully recovered through depreciation expense over the life of the plant asset (which may exceed 20 years).

Con Edison’s New York jurisdictional utilities defer as a regulatory asset or liability, as the case may be, the difference between the actual amount of pension and OPEB costs (excluding capitalized pension and OPEB costs) and the amount for such costs reflected in rates. In accordance with ASC 980-715-25-5 b.3, the Companies’ pension and OPEB costs deferred as a regulatory asset are fully recovered over a period of not more than - and typically significantly less than - 20 years.

Con Edison acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and
Chief Financial Officer

Cc:	David Schroeder, PricewaterhouseCoopers LLP

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